Exhibit 99.1

Biofrontera provides update on clinical developments

Leverkusen, Germany, June 22, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today provides an update on its clinical developments.

In February and March 2021, the Company announced two submissions to the U.S. Food and Drug Administration (FDA), enabling the simultaneous use of up to three tubes of Ameluz® per photodynamic therapy (PDT) on the one hand, while seeking approval for a larger red-light lamp, the BF-RhodoLED® XL, on the other. In June 2021, the meeting with the FDA previously announced for both submissions took place, in which the further proceeding was determined. With regard to the approval process of BF-RhodoLED®, the FDA has confirmed that the data are sufficient for the submission and that the evaluation process will be initiated.

The other submission, the application for amendment of the product information to extend the posology allowing the simultaneous use of three tubes of Ameluz®, was discussed intensively in talks with the FDA. The regulatory agency did not express any concerns related to efficacy or to the results from the phase I pharmacokinetics study underlying the application. However, to amend the product information, which currently limits the use to one tube of Ameluz® per treatment, the FDA recommended the submission of expanded safety data. The FDA agreed with the proposal to observe systemic and local side effects during treatment with three tubes of Ameluz® in 100 patients. This safety study is scheduled to start in the second half of 2021.

With regard to the potential expansion of the Ameluz® approval to moderate and severe acne in the USA, the Company has finalized the design of the phase IIb trial, taking into account the regulatory recommendations agreed upon with the FDA in 2020. A multicenter, randomized, double-blind study with four arms is planned for conventional PDT with Ameluz® involving 126 patients aged 16 years and older. Ameluz® incubation times of one and three hours will be compared with placebo. The aim of the study is to collect data on the efficacy and safety when using Ameluz® PDT for moderate and severe acne. As previously announced, the trial is scheduled to start in the second half of 2021.

Comparable to the European approval expansion of Ameluz® for the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with PDT, the Company is currently preparing phase III trials for this approval expansion in the USA. Patient recruitment is expected to start in the first half of 2022.

Also scheduled to begin in the second half of 2021 in the USA is a study evaluating an illumination protocol for which Biofrontera has filed a patent application. The goal of the study is to reduce pain during illumination in conventional PDT for actinic keratoses on the face and scalp.

Patient recruitment has picked up again for the clinical trial for the treatment of superficial basal cell carcinoma (BCC) with Ameluz® in conjunction with the BF-RhodoLED® lamp in the USA. To date, approximately 60% of the planned 186 patients have been enrolled in the study. Due to the demanding study protocol, the recruitment process has been very lengthy and was heavily influenced by the pandemic last year.

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Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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